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[DEVON ENERGY CORPORATION LETTERHEAD]


                                  NEWS RELEASE
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

Contact:      Vince White
              Director of Investor Relations
              (405) 552-4505

              DEVON ENERGY CORPORATION ANNOUNCES CASH TENDER OFFER FOR BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST

OKLAHOMA CITY, OKLAHOMA, February 11, 1998 - Devon Energy Corporation ("Devon") announced today that it intends to commence a tender offer (the "Offer") for any and all of the units of beneficial interest ("Units") of Burlington Resources Coal Seam Gas Royalty Trust (the "Trust"). Devon said it will offer $8.75 per Unit in cash. The Offer will not be conditioned on the tender of any minimum or maximum number of Units.

If all of the Trust's Units are tendered, the transaction would have a total value of approximately $80 million. Devon anticipates using its cash on hand and committed credit lines to fund the transaction. Accordingly, the Offer would not be conditioned upon obtaining financing.

The Offer is expected to commence on or prior to February 13, 1998. The initial expiration of the Offer is expected to be approximately March 13, 1998. Devon anticipates that this expiration date will be after the record date for the Trust's normal quarterly distribution in March 1998. If so, Unitholders tendering their Units to Devon will be entitled to both the $8.75 cash per Unit plus the Trust's March 1998 distributions of cash and tax credits. The Trust's December 1997, quarterly distributions per Unit were $0.125 in cash and $0.16 in tax credits. These amounts may or may not be indicative of the upcoming distributions.

Created in June 1993, the Trust holds certain economic interests in the Northeast Blanco Unit ("NEBU") of northwest New Mexico. The Trust's Unitholders receive net cash flow and certain tax credits attributable to the coal seam gas production from NEBU. Devon, also, holds interests in NEBU and is the operator of the property. Devon drilled the first coal seam gas wells at NEBU in 1988, and has continued to develop the property since that time.

Devon intends to hold any Units it acquires in the Offer for investment purposes.

Salomon Smith Barney will act as Dealer Manager for the Devon Offer. Offering materials will be available from Salomon Smith Barney.